 Exhibit 99.7

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company:

Bellatrix Exploration Ltd. (“Bellatrix” of the “Company”)
1920, 800-5th Ave SW
Calgary, AB T2P 3T6

Item 2	Date of Material Change:

May 21, 2015

Item 3	News Release:

The news release disclosing the nature and substance of the material change was issued on May 21, 2015 through the news wire services of CNW Group.

Item 4	Summary of Material Change:

On May 21, 2015, Bellatrix announced that it had closed its private offering of US$250 million of 8.500% senior unsecured notes due 2020.

Item 5	5 Full Description of Material Change:
5.1	Full Description of Material Change

On May 21, 2015, Bellatrix announced that it had closed its private offering of US$250 million of 8.500% senior unsecured notes due 2020 (the “notes”). Bellatrix intends to use the net proceeds from the note offering to partially repay borrowings outstanding under its bank credit facility.

In accordance with the terms of the Company’s bank credit facility, closing of the note offering resulted in an automatic reduction of the Company’s borrowing base from $725 million to $667 million.

As a result of the timing of completion of the note offering, the Company expects that its semi-annual borrowing redetermination scheduled for May 31 will be deferred until June 2015. The Company's credit facilities are available on an extendible revolving basis and currently consist of a $75 million operating facility provided by a Canadian bank and a $592 million (pro forma the note offering) syndicated facility provided by nine financial institutions, subject to a borrowing base test. The revolving facilities mature on May 30, 2017, unless extended for a further period not to exceed a maximum term of up to 3 years. The borrowing base is subject to re-determination on May 31 and November 30 in each year prior to maturity.

Orange Capital, LLC (“Orange Capital”), who has control or direction over approximately 31,031,114 common shares of the Company representing approximately 16.17% of the issued and outstanding common shares of the Company, acquired, through a fund managed or advised by it, approximately US$15 million of the notes pursuant to the note offering. Daniel Lewis, who is director of the Company and the Managing Member of Orange Capital, abstained from voting on approving the terms of the notes. The participation of Orange Capital in the note offering was exempt from the formal valuation and minority approval requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions as the total value of the notes to be indirectly purchased by Orange Capital did not exceed 25% of the market capitalization of the Company. As the intent of Orange Capital to indirectly purchase notes pursuant to the note offering was not known prior to May 15, 2014 this material change report could not be filed 21 days prior to closing of the note offering.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7	Omitted Information:

Not applicable.

Item 8	Executive Officer:

 For further information, please contact:

Charles Kraus
Vice-President, General Counsel & Corporate Secretary
Telephone: (403) 355-8357
Fax: (403) 264-8163

Item 9	Date of Report:

May 21, 2015

Forward Looking Information and Statements

This material change report contains forward looking statements. More particularly, this material change report contains statements concerning the net proceeds of the note offering, the intended use thereof , and the timing of the Company’s next borrowing base redetermination. Undue reliance should not be placed on these statements because Bellatrix can give no assurance that they will prove to be correct. Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, these risks and uncertainties include risks associated with economic and industry conditions, volatility of commodity prices, currency fluctuations, stock market volatility, and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. The forward looking statements contained in this material change report are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.